September 18, 2025

Daniel M. Wallach
Chief Executive Officer
Shepherd's Finance, LLC
13241 Bartram Park Blvd., Suite 2401
Jacksonville, FL 32258

       Re: Shepherd's Finance, LLC
           Registration Statement on Form S-1
           Filed September 15, 2025
           File No. 333-290256
Dear Daniel M. Wallach:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at 202-551-3234 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance